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June 28, 2001

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTENTION: PATRICK J. O’LEARY

Re:       USURF America, Inc.

             Registration Statement on Form S-1

             Commission File No. 333-96027

Gentlemen:

             On behalf of the captioned registrant, we hereby withdraw, effective immediately, Post-Effective Amendment No. 1 to the captioned Registration Statement on Form S-1, which Post-Effective Amendment was filed with the Commission on June 26, 2001.

             Thank you for your attention.

Sincerely,

NEWLAN & NEWLAN

By: /s/ Eric Newlan

Eric Newlan